

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2017

<u>Via E-mail</u>

Michael Richard Hammersley
Brightleaf Advisory Group, LLP
706 N. Eugene Street, A4
Greensboro, NC 27401

> **Re: Paragon Offshore plc**
> **Schedule 13D filed March 20, 2017 by Marcel de Groot and**
> ** Michael Richard Hammersley**
> **File No. 005-88380**

Dear Mr. Hammersley:

　　We have reviewed your filing and have the following comments. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

1. Item 4(d) of Schedule 13D requires disclosure of any plans or proposals which the reporting persons may have which relate to or would result in any change in the present board of directors of the registrant for which beneficial ownership is being reported. Please advise us what consideration was given to disclosing in response to Item 4(d) the fact that the reporting persons filed a Schedule 14N in connection with the reporting persons' nomination of Messrs. Stilley, Slaughter and Tondu to the board of directors of Paragon Offshore plc.

2. The disclosure provided in response to Item 4 indicates that the reporting persons acquired the shares for investment purposes. Please advise us whether the reporting persons agreed to act together for the purpose of acquiring, holding, or voting the shares in order to aggregate their holdings to meet the five percent threshold to exercise certain rights under the Companies Act 2006, such as the right to requisition a meeting of the company, the right to propose a resolution for the meeting, or the right to requisition the circulation of a statement to shareholders regarding a proposed resolution. If so, please amend the disclosure provided in response to Item 4 to state the purpose of the reporting persons' agreement to act together. Refer to Rule 13d-5(b)(1).

3. The information disclosed in response to Item 5 is provided for the reporting persons on an aggregate basis. Please revise to also provide the disclosure required by Item 5 of Schedule 13D for each reporting person on an individual basis. Please note that to avoid

unnecessary duplication, you may answer items on Schedule 13D by appropriate cross reference to an item or items on the cover page of Schedule 13D.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions